Exhibit 11.2

VNET GROUP, INC.

AMENDED AND RESTATED STATEMENT OF POLICIES GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING

(Initially adopted on February 25, 2011, effective on April 20, 2011 and amended and restated on April 9, 2024)

i

I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is the policy of VNET Group, Inc., its subsidiaries and consolidated affiliated entities (collectively, the “Company”) that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee, each executive officer, each director and each consultant is expected to abide by this Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (this “Statement”). When carrying out Company business, consultants, employees, executive officers and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers, employees and consultants are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written 10b5-1 Plans (as defined below) is subject to pre-approval requirements and other limitations.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.	General Rule.

The U.S. federal securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. The U.S. federal securities laws give the Company, its officers and directors, consultants and employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees, consultants, executive officers and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. Information is considered to be “material” if its disclosure would be reasonably likely to affect (a) an investor’s decision to buy or sell the securities of the company to which the information relates, or (b) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following: earnings; financial results or projections; dividend actions; mergers and acquisitions; capital raising and borrowing activities; major dispositions; major new customers, projects or products; new technologies; major personnel changes in management or change in control; expansion into new markets; unusual gains or losses in major operations; significant write- downs of assets or additions to reserves for bad debts or contingent liabilities; default in material indebtedness; major litigation or legal proceedings; granting of stock options; and major sales and marketing changes. When doubt exists, the information should be presumed to be material. If you are unsure whether information of which you are aware is material inside information, you should consult with the Company’s Chief Financial Officer. No individuals other than specifically authorized personnel may release material information to the public or respond to inquiries from the media, analysts or others. If you are contacted by the media, a research analyst or other outsiders seeking information about the Company and if you have not been expressly authorized by the Company’s Chief Financial Officer to provide information, you should decline to provide and direct the inquiry or request to the Chief Financial Officer. You should also not communicate any material information to anyone within the Company other than on a need-to-know basis. On occasion, it may be necessary for legitimate business reasons to disclose inside information to outside persons. Such persons might include investment bankers, lawyers, auditors or other companies seeking to engage in a potential transaction with the Company. In such circumstances, the information should not be conveyed until an express understanding (for example, a non-disclosure agreement) has been reached that such information is not to be used for trading purposes and may not be further disclosed other than for legitimate business reasons. For example, if an employee, a consultant, an executive officer or a director of a company knows material non-public information, that employee, consultant, executive officer or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the consultant, employee, executive officer or director knows information that will probably cause the share price to change, and it would be unfair for the employee, consultant, executive officer or director to have an advantage (knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of U.S. federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is “material” if its disclosure would be reasonably likely to affect (a) an investor’s decision to buy or sell the securities of the company to which the information relates, or (b) the market price of that company’s securities. It is “inside” information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. In that case, they may both be held liable.

The Securities and Exchange Commission (the “SEC”), the stock exchanges, such as Nasdaq Global Select Market (“NASDAQ”), and plaintiffs lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three (3) times the profits earned and imprisonment up to ten (10) years, in addition to civil penalties (up to three (3) times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. The U.S. federal securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three (3) times profit (or loss avoided) by the insider trader.

Inside information does not belong to the individual directors, officers, consultants or employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company.

All directors, executive officers, consultants and employees of the Company must observe these policies at all times. Your failure to do so will be grounds for internal disciplinary action,

up to and including termination of your employment or directorship.

B.	Who Does this Statement Apply To?

The prohibition against trading on inside information applies to directors, officers, consultants and all other employees, and to other people who gain access to that information. The prohibition applies to both domestic and international employees of the Company. Because of their access to confidential information on a regular basis, it is the Company’s policy to subject all directors, executive officers, employees and consultants of the Company (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section E below. In addition, directors, executive officers, consultants and employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

C.	Other Companies’ Stock.

Employees, consultants, executive officers and directors who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Employees, consultants, executive officers and directors should not give tips about such stock.

D.	Hedging and Derivatives.

Employees, consultants, executive officers, directors and consultants are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a consultant, employee, executive officer or director to prove that he or she did not know about the announcement or event.

If the SEC or the NASDAQ were to notice active options trading by one or more consultants, employees, executive officers or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its consultants, employees, executive officers and directors from trading in options or other derivatives involving the Company’s stock. This Statement does not pertain to employee stock options granted by the Company.

E.	General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.	N ondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. “Tipping” refers to the transmission of inside information from an insider to another person. Sometimes this involves a deliberate conspiracy in which the tipper passes on information in exchange for a portion of the “tippee’s” illegal trading profits. Even if there is no expectation of profit, however, a tipper can have liability if he or she has reason to know that the information may be misused. Tipping inside information to another person is like putting your life in that person’s hands. So the safest choice is: Don’t tip.

2.

Trading in Company Securities. No consultant, employee, executive officer or director should place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. You should note that “purchase” and “sale” are defined broadly under the U.S. federal securities law. “Purchase” includes not only the actual purchase of a security, but also any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but also any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants, puts, calls and other derivatives related to a security, including engaging in any “short sales” of the Company’s securities. The exercise of employee stock options granted by the Company is not subject to this Statement. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee, executive officer, director or consultant who is in possession of material inside information. Any employee, executive officer, director or consultant who possesses material inside information should wait until the start of the close of business on the second Trading Day (as defined below) after the information has been publicly released before trading.

3.

Avoid Speculation. Investing in the Company’s Class A ordinary shares and/or American Depository Shares representing Class A ordinary shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the consultant, employee, executive officer or director in conflict with the best interests of the Company and its stockholders. Although this Statement does not mean that consultants, employees, executive officers or directors may never sell shares, the Company encourages employees, consultants, executive officers and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

4.

Trading in Other Securities. No consultant, employee, executive officer or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation (such as a supplier, an acquisition target or a competitor), if the consultant, employee, executive officer or director learns in the course of his or her contract or employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the U.S. securities laws if a consultant, employee, executive officer or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.

5.

Restrictions on the Window Group. The Window Group consists of all directors, executive officers, employees and consultants of the Company. The Window Group is subject to the following restrictions on trading in Company securities:

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Trading of the Company’s securities or entering into, amendment or termination of a 10b5-1 Plan (as defined below) is permitted from the start of the close of business on the second Trading Day (as defined below) following the date of the Company’s public disclosure of its financial results for the prior fiscal year or fiscal quarter, as applicable, and ending on December 31, March 31, June 30 and September 30 (the “Window”), subject to the restrictions below;

In other words,

a)

beginning on January 1 of each year, no member of the Window Group may purchase or sell any security of the Company or enter into a 10b5-1 Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal year ended on December 31 of the prior year, and

b)

beginning on April 1, July 1 and October 1 of each year, no member of the Window Group may purchase or sell any security of the Company or enter into a 10b5-1 Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal quarter ended on March 31, June 30 and September 30 of that year, respectively;

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If the Company’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four (4) hours before the NASDAQ closes for trading, then such date of disclosure shall be considered the first Trading Day following such public disclosure;

●	All trades are subject to prior review;

●

The Window Group must submit a request for approval in a form set forth in Annex B hereto from the Company’s Chief Financial Officer before making any trade in Company securities; requests for approval of trades by the Chief Financial Officer should be submitted to the Chief Legal Counsel or an officer with similar duties; and

●

No trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Financial Officer; provided that, if the Chief Financial Officer wishes to trade outside the Window, it shall be subject to prior review by the Chief Legal Counsel or an officer with similar duties.

“Trading Day” is defined as a day on which the NASDAQ is open for trading. Except for public holidays in the U.S., NASDAQ’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday;

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”) described in Annex A hereto. However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of Chief Financial Officer, which will only be given during a Window period.

6.

A d Hoc Trading Freeze. Chief Financial Officer may from time to time impose an ad hoc trading freeze which may vary in length on selected directors, executive officers, consultants, and employees of the Company and certain other persons, due to significant unannounced corporate developments. The imposition, modification and lifting of any trading freeze shall be communicated to the affected persons in writing by the Company’s responsible officer. No reasons may be provided for the imposition of any trading freezes, and the imposition, modification and lifting of any trading freeze itself may constitute material non-public information that should not be communicated. No trading by the affected person(s) is permitted during the trading freeze except for trades pursuant to an existing 10b5-1 Plan adopted by the affected person(s), or for reasons of exceptional personal hardship and subject to prior approval by the responsible officer.

IN SUMMARY, EVERY EMPLOYEE, CONSULTANT, DIRECTOR AND OFFICER OF THE COMPANY IS SUBJECT TO TRADING RESTRICTIONS WHEN IN POSSESSION OF INSIDE INFORMATION REGARDING THE COMPANY. IN ADDITION, OFFICERS, DIRECTORS, AND OTHER MEMBERS OF THE WINDOW GROUP ARE SUBJECT TO PARAGRAPH 5 ABOVE RESTRICTING THEIR TRADING TO WINDOW PERIODS AND REQUIRING PRE-CLEARANCE.

YOU MUST PROMPTLY REPORT TO THE CHIEF FINANCIAL OFFICER ANY TRADING IN THE COMPANY’S SECURITIES BY ANYONE OR DISCLOSURE OF INSIDE INFORMATION BY COMPANY PERSONNEL THAT YOU HAVE REASON TO BELIEVE MAY VIOLATE THIS STATEMENT OR THE SECURITIES LAWS OF THE UNITED STATES.

III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A.	Public Resales – Rule 144.

The U.S. Securities Act (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (a) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (b) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not.

1.

Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six (6) months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2.

Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three (3) months) and one (1) year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

3.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three (3) months:

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Volume Limitations. The amount of debt securities which can be sold by an affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (a) one percent of the outstanding shares of the class or (b) the average weekly reported trading volume for shares of the class during the four (4) calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

●	Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’

transactions, directly to a market-maker or in riskless principal transactions.

●	Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See Section D below.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B.	Private Resales.

Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he or she is acquiring restricted securities that must be held for at least six (6) months (if issued by a reporting company that meets the current public information requirements) or one (1) year (if issued by a non-reporting company) before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues and must be reviewed in advance by the Company’s Chief Financial Officer.

C.	Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s Chief Financial Officer, if you desire to make purchases of Company stock during any period that the Company is making conducting an offering or buying shares from the public.

D.	Filing Requirements.

1.

Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten (10) days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A limited category of persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is a much-abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. You should ensure a timely submission of a report on Schedule 13G if the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D or 13G may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

2.

Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any period of three (3) months immediately before the sale neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Annex A

INTRODUCTION OF 10B5-1 PLANS

Annex B

FORM OF REQUEST FOR APPROVAL TO TRADE IN THE SECURITIES OF VNET GROUP, INC.